File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

RECEIVED

2006 MAR 13 P 12:?0

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

2 March 2006

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

06011580

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

PROCESSED
MAR 14 2006
THOMSON FINANCIAL

Encl.

dlw 3/13

Registered in England & Wales
Registration No. 2366619
Registered Office:

			Document released to:					
Document Details	Category	Document Date	LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Substantial Shareholder - Fidelity	SE Announcement	08-Feb-2006	✓				✓	Filed with SEC on 9 February 2006
Substantial Shareholder - Fidelity	SE Announcement	09-Feb-2006	✓				✓	Filed with SEC on 9 February 2006
88(2) - FHF (Nominees) Ltd- 11,090 shares	Co House Forms	03-Feb-2006		✓				
88(2) - TD Waterhouse Nominees (Europe) Ltd - 3,368 shares	Co House Forms	06-Feb-2006		✓				
88(2) - FHF (Nominees) Ltd and TD Waterhouse Nominees (Europe) Ltd- 6,841 shares	Co House Forms	10-Feb-2006		✓				
88(2) - Various - 6,627 shares	Co House Forms	15-Feb-2006		✓				
88(2) - FHF (Nominees) Ltd and Mr Colin Taylor - 8,151 shares	Co House Forms	17-Feb-2006		✓				
88(2) - TD Waterhouse Nominees (Europe) Ltd - 3,817 shares	Co House Forms	27-Feb-2006		✓				
288a - Appointment of Mrs F B Smith as Secretary	Co House Forms	01-Feb-2006		✓				
288b - Resignation of Mr P P Davies	Co House Forms	01-Feb-2006		✓				

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	17	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3817		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.20		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name T D Waterhouse Nominees / Europe / Limited : Part ID 277 Desig CESREG Address 201 Deansgate Manchester UK Postcode M 3 3 TD	Class of shares allotted Ordinary	Number allotted 3,817
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **3,817**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 27.2.2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gemma Knowles, Severn Trent Plc

2297 Coventry Road, Birmingham B26 3PU

ESR/EXEC/MDG/E6565 Tel: 0121 722 4935

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6075	2076	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	£7.20	£10.05	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name F H F / Nominees / Limited : Part ID 846, Desig CSOS Address 28 Park Square West Leeds UK Postcode LS1 2PQ	Class of shares allotted Ordinary	Number allotted 6,075
Name Mr Colin Bernard Taylor Address 3 Priory Way Chalfont St Peter Gerrards Cross Bucks UK Postcode SL9 8SD	Class of shares allotted Ordinary	Number allotted 2,076
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **8,151**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 17. 2. 2006

A director / secretary / administrator / ~~administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gemma Knowles, Severn Trent Plc

2297 Coventry Road, Birmingham B26 3PU

ESP/EXEC/MDG/E6411 Tel: 0121 722 4935

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 2

Shares allotted (including bonus shares):

	From			To		
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	417	3,767	1,887
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	548p	536p	592p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] Date 15. 2. 2006.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway	
Worthing, West Sussex. BN99 6DA	
ESP/Allotment Team/SW/3416 Tel: 01903 833406	Fax: 01903 833277
DX number	DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	556		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	759p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	6,627
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**6,627**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed ______________ **Date** 15. 2. 2006.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway	
Worthing, West Sussex. BN99 6DA	
ESP/Allotment Team/SW/3416	
Tel: 01903 833406	Fax: 01903 833277
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2366619

Company name in full: Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	08	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,841		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.20		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees / Europe / Limited Part ID 277 / Desig CESREG Address 201 Deansgate Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 3,300
Name F H F / Nominees / Limited / Part ID 846 / Desig CSOS Address 28 Park Square West Leeds UK Postcode LS1 2PQ	Class of shares allotted Ordinary	Number allotted 3,541
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **6,841**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 10.2.2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./TK/6285 Tel: 01903 833262
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,368		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.20		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees Europe Limited (Desig:CESREG Part Id: 277)	Class of shares allotted	Number allotted
Address 201 Deansgate	Ordinary	3,368
Manchester		
UK Postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**3,368**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 6.2.2006.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./LB/E6090	Tel: 01903 833250
DX number	DX exchange

File number 082-02819

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary	Ordinary
Number allotted	2,660	3,196	5,234	
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	£10.053	£9.34	£7.20	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name F H F (Nominees) Limited Des CSOS Part ID 846 Address 28 Park Square Leeds UK Postcode LS1 2PQ	Class of shares allotted Ordinary	Number allotted 11,090
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **11,090**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 3. 2. 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/ 5588 Tel: 01903 833208

DX number DX exchange

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2366619
Company Name in full	Severn Trent Plc

	Day	Month	Year
Date of termination of appointment	0 1	0 2	2 0 0 6

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Mr. * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Peter Peers

Surname: Davies

	Day	Month	Year
† Date of Birth			

A serving director, secretary etc must sign the form below.

Signed **Date**

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Severn Trent Plc, 2297
Coventry Road, Birmingham, B26 3PU, England

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2366619

Company Name in full Severn Trent Plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year		Day	Month	Year
Date of appointment	0 1	0 2	2 0 0 6	† Date of Birth			

Appointment as director [ ] as secretary [X] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME * Style / Title: * Honours etc:

Forename(s): Fiona Brown

Surname: Smith

Previous forename(s): Previous surname(s):

Usual residential address: The Little Rectory

Post town: Whilton Postcode: NN11 2NU

County / Region: Northamptonshire Country:

† Nationality: † Business occupation:

† Other directorships (additional space next page):

I consent to act as ** director / secretary of the above named company

Consent signature **Date**

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed **Date**

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Severn Trent Plc, 2297
Coventry Road, Birmingham, B26 3PU, England
Tel
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 2366619

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT 2000